Exhibit 99.1

Block Admission

London: Wednesday, June 15, 2016: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that an application has been made to the London Stock Exchange plc for a block admission of 1,000,000 ordinary shares, par value of US$1.00 each (“Ordinary Shares”) to be admitted to trading on AIM.  It is expected that such admission will become effective on June 20, 2016.

These Ordinary Shares will be issued from time to time pursuant to the exercise of share options under the Share Option Scheme adopted by Chi-Med on May 13, 2016.  When issued, these Ordinary Shares will be credited as fully paid and will rank pari passu with the existing Ordinary Shares in issue.

NOTES TO EDITORS

About Chi-Med

Chi-Med is a China-based, globally-focused healthcare group which researches, develops, manufactures and sells pharmaceuticals and health-related consumer products.  Its Innovation Platform, Hutchison MediPharma Limited, is focused on discovering, developing and commercializing innovative therapeutics in oncology and autoimmune diseases.  Its pipeline of eight novel oral compounds for cancer and inflammation is in development in North America, Europe, Australia and Greater China.

Chi-Med’s Commercial Platform manufactures, markets and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Contacts

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Jillian Connell, The Trout Group	+1 (646) 378 2956	jconnell@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500